Simpli-Fi Automation

AI Powered Biomedical Device and Sensor Design

Imagine If AI Could Smell?

Simpli-Fi is revolutionizing the healthcare industry with our cutting-edge AI powered olfactory sensory technology, which is aimed at making healthcare more accessible than ever before.



Simpli-Fi
Automation

The Problem:

Late diagnosis of diseases can reduce treatment effectiveness and recovery chances, leading to worsened patient outcomes and decreased quality of life for mankind around the world.

Impact on healthcare systems:

- Increased treatment costs
- Reduction in quality of care
- Strains on resources
- Societal inequities in access to treatment

Simpli-Fi Automation

Introducing PROVECTUS

Imagine integrating a full-scale chemical analysis lab into a sensor chip smaller than a dime!



Provectus: A revolutionary breakthrough in analytical chemistry, providing a compact, portable, and cost-effective solution to lab diagnostics in the palm of your hand. Provectus represents a quantum leap in portable Breath Biomarker Diagnostic Technology.

What are Breath Biomarkers?


Healthy
patient
Breath analysis
Diseased
patient
Malignant cells

•Breath Biomarkers are biological molecules found in breath that can indicate the presence of a disease or an adverse health condition.
•Normal and abnormal pathological status and physiological processes in the human body can be characterized by these Volatile Organic Compounds emitted in human breath.
•Measuring the levels of these biomarkers, doctors and researchers can gain insight into a patient's health status.

Simpli-Fi
Automation

Vision

Making healthcare more accessible, affordable, and effective, contributing to a healthier, happier world.



Simpli-Fi Automation

Provectus Telehealth

The sensor platform combines state of the art artificial intelligence models with olfactory sensing capabilities to provide real-time chemical analysis.



The Provectus sensor platform incorporates biometric sensors including pulse oximeter, ECG, and temperature for enhance accuracy.

Simpli-Fi
Automation

Provectus & Healthcare

The Provectus Telehealth system, gives access to continuous healthcare to those in need:

- Early Detection of Illnesses
- Non-Invasive Monitoring
- Personalized Healthcare:
- Remote Health Monitoring
- Preventive Healthcare



Monitoring Mom



Long-term Care for Loved Ones



Immunocompromised Patients

Provectus & Fitness

A cutting-edge, non-invasive, real-time approach to maximizing human performance through personalized data analytics.

- Analysis
- Readiness
- Hydration levels
- Metabolic rates
- Recovery
- Performance Improvement Recommendations
- Continuous Monitoring

Simpli-Fi Automation

Provectus & Clinical Environmental Monitoring

The Provectus Canary System provides continuous monitoring for airborne infectious Hazards:

- Measures Particulate Matter (PM), Temperature, Humidity, Carbon Dioxide (CO_2), and VOC's
- Inexpensive C-Diff monitoring in environmental room air.
- Uses "scent mapping" to detect airborne pathogens including, Staphylococcus, E. Coli, Streptococcus, Pseudomonas aeruginosa, and more.



Operating Room Air Quality Monitoring



Monitor Shared Spaces



Prevent Hospital Contracted Infection

Our Innovative Products

Pioneering US-based device medical device manufacturing



Provectus Canary


Connect Your Device
Next


PROVECTUS
120/80

PROVECTUS Telehealth

Simpli-Fi Automation



Caerus Strength multi-sensor

NF1

NeuroForce1 delivers individualized Human Performance Programs, using the latest technology and sports science to achieve maximum results at any level.

NASA TECHNOLOGY TRANSFER PROGRAM

Simpli-Fi has licensed cutting-edge NASA e-Nose Breath Biomarker olfactory sensor for Human Medical Diagnostics.

Cleveland Clinic

The Cleveland Clinic team serves over 12 million patients a year and has teamed up with Simpli-Fi to develop a non-invasive C-Diff early warning system for the hospital environment.

Market Opportunity

US Remote Patient Monitoring Device

Current-2022 (US) $13.40 Billion

Projected- 2028 (US) **$25.28 Billion**

CAGR: 11.6%

* According to Arizton Advisory & Intelligence report published June 2023

AI Healthcare

Current-2023 (US) $20.9 Billion

Projected- 2028 (US) **$148 Billion**

CAGR 48.1%

*According to MarketsandMarkets report published Feb 2024

Breath Analyzer

Current- 2022 $1.19 Billion

Projected- 2028 **$3.8Billion**

CAGR 15.9%

*According to the Insights Partner published Nov 2023

Simpli-Fi Automation

Funding Requirements

Use of Funds- Seed Raise of $1,235,000

- Continued R&D- 15%: We have completed the beta prototype design and are now moving into testing and validation.
- Pre-Clinical trials- 25%: We are self-funding our pre-clinical trials with the Cleveland Clinic.
- Manufacturing tooling and setup- 35%: we are setting up our manufacturing facility in St. Paul MN with $1.2m in funding assistance from the Department of Employment and Economic Development (DEED).
- Operations- 12.5%: We are taking possession of our new nanofabrication development facility and need operational costs.
- Staffing- 12.5%: We need to hire staff to operate the new manufacturing facility.


Funding Requirements
Manufacturing
Pre-Clinical Trials
Operations
R&D
Staffing

Simpli-Fi Automation

Investment Terms

SAFE (Simple Agreement for Future Equity)

A SAFE is an investment instrument used by early-stage startups to raise capital. It allows an investor to make a cash investment in a company in exchange for the right to obtain future equity in the company when a priced equity round or a liquidity event occurs, such as a sale or an initial public offering (IPO).

- **Discount Rate: 15%. Provides a discount on the price per share paid by new investors in the future equity financing round.**

- **Valuation Cap: $8,000,000. This sets the maximum company valuation at which the SAFE will convert to equity, ensuring the best possible conversion price in the future equity financing round.**

- **Conversion Trigger: Qualified equity financing round. This outlines the events that trigger the conversion of the SAFE into equity. When the SAFE converts, it will either be converted at the valuation cap or the discount rate, whichever is better for the investor.**

Exit Strategy: For investors who desire a short exit, we will hold our Series A Priced Equity Round in early 2025. A favorable exit for long term investors is our Initial Public Offering in early 2028.

*This slide contains future projections which are not guaranteed

Simpli-Fi Automation

2018

- Company formation
- Early concept and technology design

2019

Company milestone: 100 commercial automation engineering contractions

2020

- Pandemic Disruption
- Released 90% of staff and all contracts cancelled, not in-progress

2021

“Friends and Family” Funding of $100,000 Jan 22 (Brown Venture Group)

2022

- NASA Technology Partnership-Research License Executed
- Provisional Patent filed
- Alpha Prototype completed

2023

- Pre-Seed Round Funding of $450,000 (Brown Venture Group)
- Device Hardware Engineering and Development Completed
- Sensor Production-initial run of 1000 sensors

2024

- Complete Device Development
- Trials and Validation

2025

- Series A Priced Equity-Hidden Star $30M
- Manufacturing Facility Completion

2026

Market Release of Provectus Telehealth

Simpli-Fi Automation

*This slide contains future projections which are not guaranteed

Board of Directors & Affiliations


Christopher Campbell


Johnny Cator


Amelia Hardy


Michael Wright


Alex Ross


William (DJ) Dozier


Jerome Hamilton

Simpli-Fi
Automation

PROVECTUS

One Step Closer to the Future of Healthcare

Simpli-Fi
Automation

Simpli-Fi Automation

AI Powered Biomedical Device and Sensor Design